Exhibit 99.1



                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

        ELAN ANNOUNCES RECEIPT OF REQUISITE CONSENTS IN TENDER OFFER AND CONSENT SOLICITATION FOR EPIL III SERIES B AND C GUARANTEED NOTES


Dublin, Ireland, November 11, 2004 - Elan Corporation, plc ("Elan") and its wholly-owned subsidiary, Elan International Services Ltd. ("EIS"), announced today that the requisite consents have been received on or prior to the early tender deadline pursuant to the previously announced cash tender offer to purchase up to US$351 million (of $390 million) aggregate principal amount of Series B Guaranteed Notes (PPN: G2954# AB7) and Series C Guaranteed Notes (PPN:
G2954# AC5) (collectively, the "Notes") issued by Elan Pharmaceutical Investments III, Ltd., a wholly-owned subsidiary of Elan.

As a result of the receipt of the requisite consents, Elan expects to enter into an amendment to the guarantee agreement governing Elan's guarantee of the Notes (the "EPIL III Guarantee Agreement") to eliminate many of the restrictive covenants contained in the EPIL III Guarantee Agreement, and a consent agreement under the indenture governing the 6.50% Convertible Guaranteed Notes issued by Elan Capital Corp. Ltd. and guaranteed by Elan (the "Convertible Note Indenture") to effectively permanently waive compliance with all of the restrictive covenants contained in the Convertible Note Indenture that restrict certain activities of Elan and its subsidiaries without the prior consent of a majority in aggregate principal amount of the outstanding Notes.

The amendment and the consent agreement will become effective only upon the pro rata acceptance for purchase of the Notes tendered, which is expected to occur on the satisfaction of the conditions to the tender offer and consent solicitation, including (i) the completion of the previously announced debt financing on terms acceptable to Elan and (ii) certain other conditions


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Elan Announces Receipt of Requisite Consents in Tender Offer and Consent
Solicitation for EPIL III Series B and C Guaranteed Notes


described in the Offer to Purchase and Consent Solicitation Statement dated October 28, 2004, and related documents (together, the "Tender Documents").

The early tender deadline was 12:00 midnight, New York City time, on November 10, 2004. Notes tendered may no longer be withdrawn and consents delivered may no longer be revoked.

The tender offer and consent solicitation are being made solely on the terms and conditions contained in the Tender Documents. The tender offer and consent solicitation will expire at 12:00 midnight, New York City time, on November 26, 2004, unless extended.

Elan and EIS have engaged Morgan Stanley & Co. Incorporated to act as dealer manager in connection with the tender offer and solicitation agent in connection with the consent solicitation. Questions regarding the tender offer and consent solicitation and requests for additional Tender Documents should be directed to Morgan Stanley at (800) 624-1808 (toll free) or (212) 761-1941 (collect), Attention Francesco Cipollone. The Depositary is The Bank of New York. This press release is for informational purposes only and does not constitute an offer to purchase, or the solicitation of an acceptance of the tender offer or the consent solicitation with respect to, the Notes. The tender offer and consent solicitation are being made only pursuant to the Tender Documents.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the tender offer and the consent solicitation. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or


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Elan Announces Receipt of Requisite Consents in Tender Offer and Consent
Solicitation for EPIL III Series B and C Guaranteed Notes


financial performance or events. Factors that could affect whether the tender offer and consent solicitation are consummated include, among other things, the satisfaction or waiver of certain conditions to the tender offer and consent solicitation, including the completion of the previously announced debt financing on terms acceptable to Elan. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


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